UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-52369

FITLIFE BRANDS, INC.

(Exact name of registrant as specified in its charter)

5214 S. 136th Street

Omaha, Nebraska 68137

(402) 333-5260

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

☒    Rule 12g-4(a)(1)

☐    Rule 12g-4(a)(2)

☐    Rule 12h-3(b)(1)(i)

☐    Rule 12h-3(b)(1)(ii)

☐    Rule 15d-6

☐    Rule 15d-22(b)

Approximate number of holders of record as of the certification or notice date: 28

Explanatory Note:

FitLife Brands, Inc. (the “Company”) is filing this Form 15/A for the purpose of withdrawing the Form 15 filed by the Company with the Securities and Exchange Commission (“SEC”) on July 18, 2022, because the Company desires to remain an SEC reporting company following the (i) restatement of the Company’s audited consolidated financial statements for the years ended December 31, 2020 and December 31, 2019, as well as amended unaudited interim financial information for the quarterly periods ended March 31, 2019, June 30, 2019, September 30, 2019, March 31 2020, June 30, 2020, and September 30, 2020 in its 2020 Annual Report, as amended, on Form 10-K/A; (ii), the filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2021 including amended unaudited interim financial information for the quarterly periods ended March 31, 2021 and June 30, 2021; and (iii) the Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2022 and June 30, 2022.

Pursuant to the requirements of the Securities Exchange Act of 1934, FitLife Brands, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 14, 2022	By:	/s/ Dayton Judd
Dayton Judd Chief Executive Officer